UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Press Release dated January 9, 2018
99.2	Press Release dated January 9, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: January 9, 2018	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

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